

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2010

Mr. E. Jamie Schloss
Chief Executive Officer
Surge Global Energy, Inc.
990 Highland Drive, Suite 206
Solana Beach, California 92075

> **Re:     Surge Global Energy, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 0-24269**

Dear Mr. Schloss:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.      Your Form 10-K for the year ended December 31, 2009 (filed Apr. 15, 2010) and your Form 10-Q for the quarter ended June 30, 2010 (filed Aug. 16, 2010) have been referred for review to the Division of Investment Management ("Investment Management") at the United States Securities and Exchange Commission ("SEC").  This is the SEC Division that is primarily responsible for the regulation of mutual funds and other investment companies that are registered with the SEC.

On the basis of the information in Surge Global's Form 10-K  and Form 10-Q, the most recent such filings made by Surge Global, it appears that Surge Global may be an investment company as defined in the Investment Company Act of 1940

("Investment Company Act" or the "Act").[1]  Surge Global's  consolidated balance sheet indicates that as of June 30, 2010, approximately 90% of Surge Global's assets consisted of investment securities and that as of December 31, 2009, approximately 81% of Surge Global's assets consisted of investment securities. [2]

Accordingly, please provide Investment Management with a written explanation as to why Surge Global is not subject to registration and regulation under the Investment Company Act.  You may wish to discuss exclusions from the definition of "investment company" under the Act in your analysis.  For example, Section 3(b)(1) of the Act provides that, notwithstanding Section 3(a)(1)(C), an issuer "primarily engaged" in a business other than that of investing, reinvesting, owning, holding, or trading in securities is not an investment company.[3]  In addition, section 3(c)(9) of the Act provides that, notwithstanding Section 3(a)(1)(C), "any person substantially all of whose business consists of owning, or holding oil, gas, or other mineral royalties or leases, or fractional interests therein, or certificates of interest or participation in or investment contracts relative to such royalties, leases, or fractional interests" is not an investment company as defined in the Act.  In particular, your written explanation specifically should address Surge Global's ability to rely on sections 3(b)(1) and 3(c)(9) in light of developments since Surge Global's October 21, 2008 letter to the Division that addressed the company's status under the Investment Company Act at that time.

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[1]     Section 3(a)(1)(C) of the Investment Company Act defines "investment company" as any issuer that "is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."  For purposes of Section 3(a)(1)(C), the term "investment securities" includes "all securities except (A) Government securities, (B) securities issued by employees' securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of [Section 3(c)]."

[2]     You may provide us with an unconsolidated balance sheet if doing so would cause Surge Global's investment securities to comprise less than 40% of its total assets.  The 40 percent asset test of Section 3(a)(1)(C) must be applied on an unconsolidated basis. *See supra* note 1.

[3]     For a discussion of the relevant criteria for determining whether a company is primarily engaged in a non-investment company business, *see* Investment Company Act Release Nos. 25835 (Nov. 26, 2002) (text accompanying note 17) and 26077 (June 16, 2003) (text accompanying note 11)  (The *Tonopah Mining Co. of Nevada,* 26 S.E.C. 426 (1947) factors also have been applied to determine whether an issuer satisfies the primary business standard under Section 3(b)(1)); *Managed Futures Assn.* (pub. avail. July 15, 1996).

Financial Statements, page F-1

Consolidated Statement of Stockholders' (Deficit) Equity, page F-5

2.      For the year ended December 31, 2007, you report an item identified as
        'Exchange of Redeemable Preferred Shares into common stock' and the related
        amount of additional paid in capital of $4,468,824.  Please recalculate for us how
        the amount of additional paid in capital for this transaction was determined.

3.      With regard to the purchase and cancellation of stock from prior Cold Flow
        shareholders reported for the year ended December 31, 2008, please explain to us
        how the cancellation of these shares resulted in an increase in additional paid in
        capital of $4,774,054.  Please also recalculate for us how the amount of additional
        paid in capital was determined.

Note 2- Convertible Note Receivable, page F-17

4.      We note your disclosure stating that in September 2008, you paid $275,000 and
        issued 1,000,000 warrants for the purchase of 500,000 shares of 11 Good Energy,
        Inc.'s common stock and a $275,000 convertible note receivable.  However, you
        have reported an amount of $137,500 in the investing activities section of your
        2008 Statement of Cash Flows representing the payment for a note receivable.
        Please revise your Statement of Cash Flows accordingly, or tell us why you
        believe no revision is necessary.

Note 3- Investments in Marketable Securities, page F-18

North Peace Energy Corp., page F-18

5.      We note your disclosure with respect to the number of shares of North Peace
        Energy exchanged for all of the outstanding Cold Flow Exchangeable shares, in
        June and July 2008, is not consistent with the number of shares you disclosure in
        the business section of your document on page 3, and in Notes 9 and 12.  Please
        revise your disclosure as necessary.

Sale of Peace Oil Corp, page F-18

6.      We note your disclosure stating that on June 27, 2008, Cold Flow Energy ULC,
        your wholly owned subsidiary, entered into a definitive agreement with a
        privately owned Canadian corporation pursuant to which Cold Flow sold all of its
        issued and outstanding common and preferred shares of Peace Oil Corp.  We also
        note the disclosure in your Form 8-K filed July 2, 2008 stating, "The purchase

price paid for the Peace common and preferred shares was Cdn $13,114,354. The purchase price was paid for in cash…"  Please tell us the amount of cash, if any, you received from the third party to this transaction and the date(s) on which it was received.  Please also reconcile the amounts disclosed in your Form 8-K filed July 2, 2008 to the amounts disclosed in the Form 10-K.

Controls and Procedures, page 23

7.      We note your disclosure stating, "Under the supervision and with the participation of our management, including the Chief Executive and Chief Financial Officer and the Audit Committee, we have evaluated the effectiveness of our disclosure controls and procedures as required by Exchange Act Rule 13a-15(b) as of the end of the period covered by this report."  Please expand your disclosure to comply with Item 307 of Regulation S-K which requires that your principal officer(s) conclude on the effectiveness of your disclosure controls and procedures as of the end of the period covered by your report.

8.      We note your disclosure stating, "Management conducted an evaluation of the effectiveness of our internal control over financial reporting…Based on this evaluation, management concluded that the company's internal controls over financial reporting for the fiscal year ended December 31, 2009 did not contain the level of documentation for disclosure controls and procedures required under Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended."  Please expand your disclosure to  include a statement as to whether or not your internal control over financial reporting is effective or not effective as required by Item 308T(a)(3) of Regulation S-K.

        In addition, please expand your disclosure to clarify what is meant by your statement, "…internal controls over financial reporting for the fiscal year ended December 31, 2009 did not contain the level of documentation for disclosure controls and procedures required under Section 404(a) of the Sarbanes-Oxley Act of 2002, as amended."

9.      We note your disclosure in your Report of Management on Internal Control over Financial Reporting stating, "There were no significant changes in our internal control over financial reporting during the year ended December 31, 2009, except as described above, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting."  However, we note your disclosure under the heading "Changes in Controls," on page 24, stating, "There have been no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to

materially affect, our internal control over financial reporting.  Please revise this inconsistency in your disclosure.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner, at (202) 551-3744, or Mark Wojciechowski, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief